Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

Analyst Day Presentation June 23,2021 Conﬁde n tial and Privileged, P r operty of X os, Inc. 1 Deli v ering I n t ellige n t Mobility

This information pack (the "Pack") is provided for informational purposes only and has been prepared on a conﬁdential basis by Xos, Inc . (the “Company”) and NextGen Acquisition Corporation ("NextGen") and is being provided solely for use in evaluating or pursuing a business relationship between the parties where the receiving party (“Receiving Party”) may be engaged to act as a provider of strategic support to the Company, including as an underwriter, strategic adviser or other similar role (the “Permitted Use”) or as an equity provider and is not to be used for any other purpose . The Pack is being delivered to a limited number of Receiving Parties who have entered into a Conﬁdentiality Agreement with the Company . The Receiving Party acknowledges and agrees that the Pack and all information pertaining thereto are strictly private and conﬁdential and proprietary to the Company . Except as expressly permitted by or otherwise authorized by the Company and NextGen, the Receiving Party shall keep the Pack and all information pertaining thereto conﬁdential in accordance with the terms of the Conﬁdentiality Agreement . The Receiving Party understands and agrees that the Company and NextGen have not made any, and make no representation or warranty, express or implied, herein as to the accuracy or completeness of the Pack . To the fullest extent permitted by law, in no circumstances will the Company or NextGen or any of their respective subsidiaries, stockholders, aﬃliates, representatives, partners, directors, oﬃcers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of proﬁt arising from the use of the Pack, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . The Company is providing Conﬁdential Information on an “as is” basis for use by the Receiving Party at its own risk . The Company and NextGen disclaim all warranties, whether express, implied or statutory, including, without limitation, any implied warranties of title, non - infringement of third - party rights, merchantability, or ﬁtness for a particular purpose . The Pack discusses trends and markets that the Company’s leadership team believes will impact the development and success of the Company based on its current understanding of the marketplace . Industry and market data used in the Pack have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes . The Company and NextGen have not independently veriﬁed the data obtained from these sources and cannot assure you of the data’s accuracy or completeness . This data is subject to change . In addition, this Pack does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of the Company or the proposed business combination . The Receiving Party should make its own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as it deems necessary . Nothing in this agreement imposes on the Company or NextGen any obligation to provide further Packs or update or correct any inaccuracies in the Pack . F or w a r d - L ooking S t a t eme n t The Pack includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identiﬁed by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward - looking statements” include all statements about the Company’s or NextGen's future plans and performance, regardless of whether the foregoing expressions are used to identify them . In addition, these forward - looking statements include, but are not limited to, statements regarding : estimates and forecasts of ﬁnancial and performance metrics ; projections of market opportunity and market share, expectations and timing related to product development and launches ; the implementation and potential success of the Company's go - to - market strategy ; the Company’s research and development eﬀorts ; and the Company’s proposed manufacturing plans and expectations, including statements regarding the eﬀectiveness and eﬃciency of its future manufacturing processes . These statements are based on various assumptions, whether or not identiﬁed in the Pack, and on the current expectations, beliefs, intentions or strategies of the Company’s management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a deﬁnitive statement of fact or probability . Actual events and circumstances are diﬃcult or impossible to predict and will diﬀer from assumptions . Many actual events and circumstances are beyond the control of the Company or NextGen . These forward - looking statements are subject to a number of judgments, risks and uncertainties, including risks relating to : (i) changes in domestic and foreign business, market, ﬁnancial, political and legal conditions ; (ii) the uncertainty of the Company’s projected ﬁnancial information ; (iii) the rollout of the Company’s business and the timing of expected business milestones, including product development and launches, market acceptance of its planned products and services and achieving suﬃcient production volumes at acceptable quality levels and prices ; (iv) future market adoption and industry acceptance of the Company's products and services ; (v) the Company's go - to - market strategy ; (vi) the timing of the completion of the Company’s commercial - scale manufacturing capabilities ; (vii) the Company’s ability to achieve its intellectual property objectives and to patent its technology ; (viii) the Company’s ability to obtain expected or required regulatory certiﬁcations and authorizations ; (ix) the ability and timely consummation of the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely aﬀect the combined company or the expected beneﬁts of the proposed business combination or that the approval of the stockholders of the Company or NextGen is not obtained, (x) failure to realize the anticipated beneﬁts of the proposed business combination, which may be aﬀected by, among other things, competition and the ability of the Company to grow and manage growth proﬁtably ; (xi) the Company’s ability to obtain a favorable outcome in the industry standards setting system ; (xii) the eﬀects of competition and the abilities and rights of third parties on the Company’s business and operations ; (xiii) the need for, timing and availability of additional ﬁnancing and the Company’s ability access to additional capital ; (xiv) the amount of redemption requests made by NextGen’s public stockholders ; the ability of NextGen or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future ; and (xv) the risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S - 1 , the proxy statement/prospectus on Form S - 4 relating to the business combination, which is expected to be ﬁled by NextGen with the Securities and Exchange Commission (the “SEC”) and other documents ﬁled by NextGen from time to time with the SEC . If any of these risks materialize or if the Company’s assumptions prove incorrect, actual results could diﬀer materially from the results implied by these forward - looking statements . There may be additional risks that are not presently known to the Company or NextGen or that the Company or NextGen currently believes are immaterial that could also cause actual results to diﬀer from those contained in the forward - looking statements . In addition, forward - looking statements reﬂect the Company’s and NextGen’s expectations, plans or forecasts of future events and views as of the date of this Pack . Forward - looking statements speak only as of the date they are made, and the Company and NextGen undertake no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward - looking statements, whether as the result of new information, future events or otherwise, except as required by law . These forward - looking statements should not be relied upon as representing the Company’s or NextGen’s assessments as of any date subsequent to the date of the Pack . Accordingly, undue reliance should not be placed upon the for w a r d - looking s t a teme n ts. Please consider the e n vi r onme n t before printing this presentation. DISCLAIMER Conﬁde n tial and Privileged, P r operty of X os, Inc. 2

Use of Projections and Description of Key Partnerships The Pack contains projected ﬁnancial information with respect to the Company, namely revenue, gross proﬁt, operating capital expenditures, Adjusted EBIT, Adjusted EBITDA, EBITDA margin and Net Working Capital for 2020 – 2025 . Such projected ﬁnancial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic, competitive and other risks and uncertainties that could cause actual results to diﬀer materially from those contained in the prospective ﬁnancial information . See “Forward - Looking Statements” above . Actual results may diﬀer materially from the results contemplated by the projected ﬁnancial information contained in the Pack, and the inclusion of such information in the Pack should not be regarded as a representation by any person that the results reﬂected in such projections will be achieved . The independent registered public accounting ﬁrm of the Company has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in the Pack, and accordingly, does not express an opinion or provided any other form of assurance with respect thereto for the purpose of the Pack . The Pack contains descriptions of certain key business partnerships of the Company . These descriptions are based on the Company’s management team’s discussions with such counterparties and the latest available information and estimates as of the date of the Pack . In certain cases, such descriptions are subject to negotiation and execution of deﬁnitive agreements with such counterparties which have not been completed as of the date of the Pack and, as a result, such descriptions of key business partnerships of the Company, remain subject to change . Financial In f ormation ; Non - GAAP Financial Measu r es The ﬁnancial information and data contained in the Pack is unaudited and does not conform to Regulation S - X . Some of the ﬁnancial information and data contained in the Pack, such as EBITDA and EBITDA margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”) . EBITDA is deﬁned as net earnings (loss) before interest expense, income tax expense (beneﬁt), depreciation and amortization . The Company believes these non - GAAP measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations . The Company believes that the use of these non - GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non - GAAP ﬁnancial measures to investors . Management does not consider these non - GAAP measures in isolation or as an alternative to ﬁnancial measures determined in accordance with GAAP . The principal limitation of these non - GAAP ﬁnancial measures is that they exclude signiﬁcant expenses and income that are required by GAAP to be recorded in the Company’s ﬁnancial statements . In addition, they are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP ﬁnancial measures . In order to compensate for these limitations, management presents non - GAAP ﬁnancial measures in connection with GAAP results . The Company is not providing a reconciliation of projected EBITDA for full years 2020 – 2025 to the most directly comparable measure prepared in accordance with GAAP because the Company is unable to provide this reconciliation without unreasonable eﬀort due to the uncertainty and inherent diﬃculty of predicting the occurrence, the ﬁnancial impact, and the periods in which the adjustments may be recognized . For the same reasons, the Company is unable to address the probable signiﬁcance of the unavailable information, which could be material to future results . In addition, all the Company historical ﬁnancial information included herein is preliminary and subject to change pending ﬁnalization of the 2020 audit of the Company in accordance with PCAOB auditing standards . No O ﬀ er or Solici t ation The Pack does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction . Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the oﬀering or the accuracy or adequacy of the information contained herein . Any representation to the contrary is a criminal oﬀense . Trademarks The Pack contains trademarks, service marks, trade names and copyrights of the Company and other companies, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in the Pack is not intended to, and does not imply, a relationship with the Company or NextGen, or an endorsement or sponsorship by or of the Company or NextGen . Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in the Pack may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that the Company or NextGen will not assert, to the fullest extent under applicable law, their rights to these trademarks, service marks, trade names and copyrights . Additional Information; Participants in the Solicitation NextGen has ﬁled a registration statement (including a preliminary prospectus) on Form S - 4 . Shareholders and other interested persons are urged to read the preliminary prospectus and any other relevant documents ﬁled with the SEC when they become available because they will contain important information about the Company, NextGen and the contemplated business combination . You may obtain these documents without charge, at the SEC’s website located at www . sec . gov . NextGen and its directors and executive oﬃcers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive oﬃcers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. The Pack does not contain all the information that should be considered in the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. The deﬁnitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available. Please consider the e n vi r onme n t before printing this presentation. DISCLAIMER 3 Conﬁde n tial and Privileged, P r operty of X os, Inc.

Xos and NextGen Leadership Team



George Mattson – Co-Chairman
- Former Partner and Co-Head of the Global Industrials Group, Goldman Sachs.
- Director of Delta Air Lines, Virgin Galactic Holdings, NextGen Acq. Corp. and NextGen Acq. Corp. II



Greg Summe – Co-Chairman
- Former Chairman and CEO of PerkinElmer and Vice Chairman of Global Buyout at the Carlyle Group.
- Founder and Managing Partner of Glen Capital Partners.
- Director of NXP Semiconductor, State Street, Avantor, NextGen Acq. Corp. and NextGen Acq. Corp. II



Dakota Semler – CEO, Co-Founder
- Prior experience in fleet management and ownership.
- Drives overall strategy and broader corporate initiatives.



Giordano Sordoni – COO, Co-Founder
- Prior experience managing and operating commercial vehicle fleet.
- Leads Xos' business operations functions.



Rob Ferber – CTO
- Founding member of Tesla.
- Early investor and employee at AC propulsion and former technology leader at Virgin Hyperloop One.
- Leads Xos' technology and engineering functions.



Kingsley Afemikhe – CFO
- Background in investment banking at UBS and Deutsche Bank.
- Former Group Head of Strategy and M&A at MET Group.
- Leads Xos' finance department.



Dag Reckhorn – VP of Manufacturing
- Former manufacturing leader at Tesla, Faraday Future and Karmann.
- Leads Xos' manufacturing function.

Confidential and Privileged, Property of Xos, Inc. 4

Delivering Intelligent Mobility

MISSION

Decarbonize commercial transportation through purpose-built technology at the intersection of energy and software



Confidential and Privileged, Property of Xos, Inc.

5

Xos at a Glance

Select Delivered Products



Battery Electric Vehicle





FedEx
Ground

COMPANY OVERVIEW

- Leading battery-electric mobility provider of medium- and heavy-duty vehicles
- Vehicles currently in production delivered to customers
- Proprietary, purpose-built and proven sustainable technology
- Strong backlog of 6,000+ orders from contracted customers[1]
- Highly experienced management and engineering teams

FLEET-AS-A-SERVICE

X-PLATFORM



VEHICLE SERVICE

X- LEASE

Xos ENERGY



FLEET MANAGEMENT



VEHICLE DELIVERY PROJECTIONS



17
116
2,007
8,715
20,427
33,674
2020E
2021E
2022E
2023E
2024E
2025E

KEY CONTRACTED CUSTOMERS

FedEx Ground[2] | UPS[3] | AB InBev | Thompson CAT | Lonestar Electric | Cintas | UniFirst | Loomis | Wiggins

(1) Xos entered into Distribution and Purchase Agreements with each of Lonestar and Thompson CAT that provides for 6,100 contracted and optional orders in the aggregate, in each case subject to certain rights and restrictions of the contracting parties.
(2) Represents vehicles purchased by independent service providers operating within the FedEx Ground network.
(3) Company contracted with UPS beginning in 2018 for the acquisition of vehicle units. Company additionally entered into a non-binding letter of intention with UPS in Q1 2021 for the purchase of Xos vehicle units.

Confidential and Privileged, Property of Xos, Inc.

6

The Xos Opportunity

Robust Investment Selection Process Led to Identification of Leading EV Opportunity

INVESTMENT CHANNEL


PRIVATE COMPANIES IN INDUSTRIAL AND HEALTHCARE SECTORS
SECULAR GROWTH STORY
SIGNIFICANT TAM
STRONG COMPETITIVE POSITION
TALENTED MANAGEMENT TEAM
NEXTGEN VALUE ADD

300+
TARGETS
screened across sectors

30+
TARGETS
evaluated across sectors

8
TARGETS
evaluated in EV and automotive technology

XOS OPPORTUNITY

$100B TAM[1] for Commercial Vehicles
E-commerce growth and regulations driving a new mobility ecosystem.

Compelling ESG Opportunity with Strong Revenue Growth
Predicted to save 49 megatons of CO_2 through projected vehicle deliveries made by 2025.

Proven Vehicles on the Road
Commercial vehicle in use since 2018.

Foundational Customers & Partnerships
Premier contracted customers and aftermarket partners.

Industry-Leading Total Cost of Ownership
Vehicles are highly competitive against ICE equivalents and peers on an unsubsidized basis. Subsidies result in even more price competitive Xos products.

Highly Capable Management Team
Founder-driven management team with deep industry expertise and commitment to Xos mission.

NextGen Value Add
Operational and governance experience, industry expertise, and customer/partner relationships.

(1) *Source: LMC Automotive. TAM reflects Xos assumed average selling price applied to medium-duty and 20% of heavy-duty commercial truck sales assumed to be used for last mile applications and excludes China.*

Confidential and Privileged, Property of Xos, Inc. 7

Transaction Overview

TIMELINE

- Xos and NextGen entered into a business combination agreement in February 2021.
- Transaction is anticipated to close in Q3 2021.
- Post-closing company will be a Delaware corporation and retain the Xos name.



TRANSACTION FUNDING

- $515mm cash to balance sheet, subject to shareholder redemptions.
  - NextGen (NASDAQ: NGAC) has $375mm cash in trust.
  - PIPE size of $220mm.
- Transaction is expected to fully fund business model through cash flow positive.



VALUATION

- Enterprise Value of $1.45B. Implied EV / 2024E Revenue multiple of 0.5x.
- Existing Xos shareholders expected to receive 64.9% of the pro forma equity at close.


LOOMIS

Confidential and Privileged, Property of Xos, Inc.
8

Company Overview 01 9 Conﬁde n tial and Privileged, P r operty of X os, Inc.

Experienced Leadership Team

Xos has built a world-class team dedicated to decarbonizing transportation.

Dakota Semler
Co-Founder, CEO



Rob Ferber
CTO



AC Propulsion KLD TESLA Virgin hyperloop one

Giordano Sordoni
Co-Founder, COO



Kingsley Afemikhe
CFO



UBS Deutsche Bank

TECHNOLOGY & ENGINEERING



Dag Reckhorn
VP of Manufacturing
TESLA



Saleh Mirheidari
VP of Software Engineering
GENTHERM NAVISTAR



Adam Ruddle
VP of Chassis Systems
TESLA



Elie Naim
Director of Electrical Eng.
gm Ford



Harsh Patel
Director of Battery Eng.
PROTERRA

BUSINESS DEVELOPMENT & OPERATIONS



Jose Castañeda
VP Business Development
Honeywell



Kasey Evans
VP of Partnerships
PACCAR AUTOCAR



Christen Romero
Corporate Counsel
Vinson&Elkins

SPAC PARTNERS



George Mattson
Co-Chairman of NextGen
Goldman Sachs



Greg Summe
Co-Chairman of NextGen
PerkinElmer

Confidential and Privileged, Property of Xos, Inc. 10

Xos Is Focused On The Fast-Growing Last-Mile and Return-to-Base Segments.

- Travel < 200 miles per shift
- Return to base at night
- Predictable routes

>90%

of Class 5 through Class 8 regional commercial vehicles travel less than

200 miles per shift

Source: Wise, McKinsey & Company.



CLASS 2
CLASS 3
CLASS 4
CLASS 5
CLASS 6
CLASS 7
CLASS 8 REGIONAL
CLASS 8 LONGHAUL
RIVIAN
ARRIVAL
WORKHORSE
LION
HYZON
TESLA
NIKOLA

Confidential and Privileged, Property of Xos, Inc.
11

A New Mobility Ecosystem Is Emerging

TRUCKS LARGEST PER CAPITA CONTRIBUTORS TO GREENHOUSE GASES

GHG EMISSION SOURCE % OF TRANSPORTATION (2018)


41%
41%
9%
2%
2%
TRUCKS
CARS
AIRCRAFT
RAIL
BOAT

- Trucks in the U.S. emit as much Greenhouse Gas ("GHG") as cars, with less than 45% as many miles driven, producing over 750 million tons of GHG in the U.S. annually. Regulation is intensifying as a result.
- Approximately 20 countries have committed to phase out fossil fuel based vehicles by 2040.
- 15 U.S. States have committed to transition to zero-emission vehicles, led by California.
- California has issued an executive order requiring 100% of truck sales to be zero-emission by 2035 and has targeted 100% of trucks on the road to be zero-emission by 2045.

Source: US Environmental Protection Agency.

IMPERATIVE FROM GOVERNMENTS, INVESTORS, AND CUSTOMERS

On introducing a $2 trillion plan to overhaul and upgrade the nation's infrastructure:

"This is not a plan that tinkers around the edges. It is a once-in-a-generation investment in America. These are investments we have to make."

Joseph R. Biden, President of the United States

On investing $450mm to expand its alternative fuel vehicle fleet and infrastructure:

"UPS continues to expand and improve our smart logistics network... we intend for 25% of our vehicles purchased in 2020 to run on alternative fuels."

Juan Perez, Chief Information and Engineering Officer

On committing to carbon-neutral operations by 2040 and $2 billion investment:

"We have a responsibility to take bold action in addressing climate challenges. This goal builds on our longstanding commitment to sustainability."

Frederick Smith, Chairman and CEO

On co-founding The Climate Pledge, a commitment to be net zero carbon by 2040:

"We're done being in the middle of the herd on this issue - we've decided to use our size and scale to make a difference."

Jeff Bezos, Founder, Chairman and CEO

Confidential and Privileged, Property of Xos, Inc.
12

Large and Growing Last-Mile Market for Electric Vehicles

Xos focuses on the medium- and heavy-duty last-mile commercial segments where the electrification opportunity is sizable and growing.



US MARKET
34%
$100B[1]
GLOBAL LAST-MILE MD & HD TRUCK SALES
$34B
U.S. LAST-MILE MD & HD TRUCK SALES
INTERNATIONAL MARKET
66%

UNITS OPERATING ON ROUTES < 200 MILES PER DAY (%)



100%
MEDIUM-DUTY
~20%
HEAVY-DUTY

Both last-mile delivery and electrification of this segment are growing at a rapid pace.

35% CAGR[1]

Electric vehicle sales in Xos' target market through 2040.

~34%

Decline in average route length since 2000.

The growth of e-commerce is driving fulfillment centers to locate closer to customers, resulting in an increased number of last-mile routes.

Source: LMC Automotive, ATA, BMO Capital Markets, BloombergNEF, NACFE and Oak Ridge National Laboratory

(1) Reflects Xos assumed average selling price applied to medium-duty and 20% of heavy-duty commercial truck sales assumed to be used for last -mile applications and excludes China.

Confidential and Privileged, Property of Xos, Inc. 13

Xos Already Has Zero-Emission Vehicles on the Road and Expects to Deliver a Full Suite of Class 5-8 Vehicles in 2021/22



CLASS	4/5	5/6	6/7	Regional 7/8	Regional 5 - 8	Regional 6 - 8
OEM	WORKHORSE	XOS	XOS	XOS	HYZON	LION
COMMERCIAL AVAILABILITY	2023	Available Now	2021	2022	Available Now	Available Now
RANGE	Not Published	100 miles	100-200 miles	100-275 miles	250-380 miles	100-200 miles
POWERTRAIN	Battery Electric	Battery Electric			Hydrogen Fuel Cell	Battery Electric
BATTERY SYSTEM	Outsourced from (Panasonic)	X-Pack, Xos' proprietary commercial vehicle OEM module and pack system			Proprietary Full Cell	Outsourced (Romeo)
NOTES	New truck model not yet in production. Limited proprietary technology portfolio.	Industry-leading range with a purpose-built commercial vehicle battery, proprietary power electronics, and more durable structures.			Reliant on underdeveloped hydrogen infrastructure and supply. Medium duty available in 2022.	Limited proprietary technology. Class 7 available in 2022.

Source: Company information and analysis.
Note: Chart refers to Company's stated focus area.

Confidential and Privileged, Property of Xos, Inc.

14

RELATIVE TO DIESEL RELATIVE TO ALTERNATIVE FUEL TOTAL COST OF OWNERSHIP LIFETIME MILES MEDIUM - DUTY (CLASS 5 - 6) Payback Period T o tal Savings $116K < 3 years Payback Period T o tal Savings HEAVY - DUTY (CLASS 7 - 8) $36K - $41K NA Payback Period T o tal Savings $262K ~1 year Payback Period T o tal Savings $66K - $239K ~1 year $272K $237K $277K $353K TCO AT 300K MILES $539K $473K $712K $735K TCO AT 500K MILES Expected Industry - Leading Unsubsidized Total Cost of Ownership (“TCO”) Conﬁde n tial and Privileged, P r operty of X os, Inc. 15 Source: NACFE, ATRI, EPA, NHTSA, EIA, public ﬁlings, press releases and internal estimates. Figures adjusted for cost of electricity, infrastructure charging, sales tax, insurance and AFV savings to compare with consistency and exclude driver wages and beneﬁts. Diesel Diesel

TCO Advantage Driven by Core Proprietary Technologies



XOS BATTERY SYSTEM (“X-PACK”)

- Proprietary **“cut-to-length” battery architecture** reduces acquisition cost by eliminating unnecessary battery capacity
- **Forced air-cooling technology** ensures maximum pack longevity and weight savings



XOS BATTERY MANAGEMENT SYSTEM

- Pack-level BMS allows **each X-Pack to perform independently** reducing vehicle downtime
- Proprietary **technology manages battery health** for 200,000+ miles of usable life



XOS MODULAR CHASSIS (“X-PLATFORM”)

- **Universal chassis platform** reduces engineering and testing expenses associated with releasing new trucks
- Designed specifically for commercial vehicles with **key focus on weight and durability**



XOS PROPRIETARY SOFTWARE

- Xos Connect Software is integrated in every Xos vehicle with **over-the-air update capabilities**
- Xosphere Intelligence Platform provides **comprehensive data and analysis and generates savings** through reduced vehicle downtime and driver safety and behavior monitoring

Confidential and Privileged, Property of Xos, Inc. 16

Strong Customer Traction

Xos is working with the world's largest fleet partners and has deployed vehicles with customers

KEY CUSTOMERS

50,000+ Vehicle eCommerce Fleet



UPS[1]



FedEx Ground[2]



FedEx

LOOMIS



ADDITIONAL CUSTOMERS

- Canada Post / Postes Canada
- SV Lonestar Electric
- Thompson CAT
- ABInBev
- UniFirst
- Cintas
- Southern California Edison
- Gelson's
- choicelunch
- Sonwil logistics
- Hercules
- K.Neal
- Dickinson Fleet Services
- Southern Glazer's Wine & Spirits

50+ Additional Regional SMB Fleets

ADDITIONAL PIPELINE

LAST MILE & DSD

- Bimbo
- Arca Continental
- FEMSA
- Red Bull
- Bepensa
- Heineken México
- IKEA
- Utz
- Walmart Canada
- Northgate Market
- Pepsi

VOCATIONAL & WORK TRUCK

- Cemex
- Stantec
- Savage
- NextEra Energy

BUSINESS SERVICES

- aramark
- DHL
- Prudential Overall Supply
- Ferguson
- LA Sanitation & Environment
- ATD
- Custom Truck One Source
- ATI
- Purolator
- ATRS
- Alsco
- Publix

DRAYAGE, LTL, FTL

- J.B. Hunt
- NFI
- C.R. England

(1) Company contracted with UPS beginning in 2018 for the acquisition of vehicle units. Company additionally entered into a non-binding letter of intent with UPS in Q1 2021 for the purchase of Xos vehicle units.
(2) FedEx Ground represents vehicles purchased by independent service providers operating within the FedEx network.

Confidential and Privileged, Property of Xos, Inc.

17

Accelerating Growth Through Cornerstone Go-to-Market Agreements in 2021

Xos has established commitments from partners expected to support Xos through distribution and maintenance.


1,100 UNIT ORDER
Thompson
Truck Centers
CAT

- Multi-year purchase and distribution agreement includes **100 vehicles** in 2021 and **1,000 vehicles** in 2022
- Includes an additional option for 1,000 vehicles in 2023
- Thompson CAT uniquely equipped to provide distribution and service for Xos trucks in the Southeastern United States

> *"Our partnership with **Xos enables customers to achieve a zero-emission future** backed by Thompson's 76-year legacy of unrivaled sales & service support."*
>
> Mark McDonell, Thompson Machinery COO


1,000 UNIT ORDER
LONESTAR
TRUCK GROUP
TAG

- Purchase and distribution agreement for **1,000 vehicles**
- Lonestar to provide distribution, service, and manufacturing support for Xos vehicles in Texas
- Lonestar is key partner for large corporate parcel delivery fleets such as FedEx Ground

> *"Lonestar SV has a reputation for manufacturing quality integrated vehicles and we felt that **Xos provided the best solution** to meet our customers' demands."*
>
> Jay Simmons, Lonestar SV President

Note: The agreements with Thompson CAT and Lonestar SV described herein are subject to certain modification and cancellation provisions set forth in the applicable agreements.

Confidential and Privileged, Property of Xos, Inc.

18

Xosphere Fleet-as-a-Service Business Model

Traditionally, fleet service offerings are fragmented and challenging for fleet operators with no benefit for EV's.

TRADITIONAL OEM MODEL


FLEET
CUSTOMER
VEHICLE HARDWARE
FINANCING
INSURANCE AND WARRANTY
SERVICE AND AFTERMARKET
FUELING
TELEMATICS

Xos offers a bundled all-in-one package that allows fleets to access all the tools and service they need to go electric with a single point of contact at a fixed monthly expense.

XOSPHERE BUNDLED OFFERING

PROPRIETARY TO XOS

HARDWARE	SERVICES
X-Platform	Energy Management
Replacement Parts[1]	Telematics
XoGen Charging Infrastructure	Over-the-air Updates[1,2]
MORGAN OLSON Vehicle Body	Service & Support
Charging Hardware	dLL Financing & Risk

(1) *Certain components are provided by third-party partners*
(2) *Over-the-air update capabilities are in development and expected to be included in vehicles beginning in late 2021*

Confidential and Privileged, Property of Xos, Inc.
19

Li f etime R e v enue $123,000 Es t . Gr oss Ma r gin 27.0% Li f etime R e v enue $179,000 Es t . Gr oss Ma r gin 34.0% 59% of the total revenue generated per vehicle delivery is projected to be generated by products and services other than the vehicle sale. Fleet - as - a - Service Revenue (59%) V ehicle Sale Revenue (41%) I n t elligence Plat f orm P r oducts $16,000 (5.2%) Mai n t enance & Parts $61,000 (20.3%) Ene r gy Services $95,000 (31.4%) POS Fleet P r oducts $7,400 (2.4%) V ehicle Sale $123,000 (40.7%) $11,500 A v e r age Annual R ecurring R e v enue per V ehicle R ecurring R e v enue Fleet - as - a - Service Expected to More - Than - Double Lifetime Revenue per Vehicle Conﬁde n tial and Privileged, P r operty of X os, Inc. 20 Note: Lifetime revenue assumes sales of 240 kWh stepvan in 2025 and includes the projected average revenue generated from ﬂeet - as - a - service products over a 15 - year ownership period. The ﬁgures represent projections based on internal management estimates and take into account rate of customer conversion and/or enrollment. Y ears of Ownership A v e r age Li f etime R e v enue $303,000 $300,000 $200,000 $100,000 $0 0 5 10 15

Leading global vendor finance company offering financing solutions to equipment manufacturers, dealers, distributors and end users.

€35 Billion

Global managed portfolio serving over 30 countries

#1

Vendor Finance in the US for 12 consecutive years (2020)
Source: Monitor

50 Years

of experience providing access to equipment, technology and software

XOS FINANCIAL SERVICES ("XFS")

Xos has partnered with DLL to initiate the Xos Financial Services program

- As a market-leading global asset finance partner, DLL offers Xos customers a wide range of financial products competitive in price, structure and service.
- DLL's offering provides the flexibility to finance not only the vehicle, but the entire Fleet-as-a-Service offering, all under one contract at a fixed monthly price.
- DLL underwrites and bears the balance sheet risk while delivering the invoiced amount to Xos at the point-of-sale.

"We are excited about working with Xos because of our shared mission providing innovative solutions... We look forward to ensuring Xos' vehicles are accessible to businesses around the globe..."

Neal Garnett,
President of Construction, Transportation & Industrial Global Business Unit

Confidential and Privileged, Property of Xos, Inc.
21

Technology Overview 02 22 Conﬁde n tial and Privileged, P r operty of X os, Inc.

Focus on Modular EV Platforms Tailored for Last-Mile Market

Common platform architecture drives significant engineering and manufacturing synergies.

PLATFORM	VEHICLE CLASSES	X-PLATFORM CHASSIS	VEHICLES	
MD X-PLATFORM	**Class 5-6** Adaptable chassis for on-highway, pickup and delivery.			
HD X-PLATFORM	**Class 7-8** Adaptable chassis for on-highway, vocational, and severe work condition.			
POWERTRAIN	**Various** Powertrain solutions for both off-highway, industrial equipment and on-highway trucks.			

Confidential and Privileged, Property of Xos, Inc.
23

Battery Specifically Designed for Commercial Truck Applications

4-10kwh Module size

30-60kwh Battery blocks

+170wh/kg Gravimetric energy density

- **"Cut-to-length"** modular architecture based on final vehicle build requirements
- Each pack contains **local (independent) cooling and BMS**, and operates at system voltage allowing for a **truly modular battery system**
- Designed for commercial vehicle durability, with a **200,000 mile useable life**
- X-platform **cross-interoperability** for last-mile, vocational, and on-highway vehicles
- **Refrigerated air cooling** allows for shortest possible thermal path and even distribution of cooling
- The **sealed system** allows high degree of control over the internal temperature in each pack across a wide range of climate conditions.


Xos Module
Xos CMU
2170 Cell
Xos BCU

Confidential and Privileged, Property of Xos, Inc.
24

Proprietary Software Powers our Sustainable Energy Solutions

VEHICLE CONTROL SOFTWARE[1]

Each Xos vehicle is integrated with Xos' proprietary vehicle control software which administers:

- Powertrain controls
- Body controls
- Safety technology
- Charging communication
- Fully-digital instrument cluster
- Infotainment system
- Driver efficiency guidance
- Quick-start capabilities
- Over-the-air software update
- Remote diagnostics and maintenance


Brake Fluid Low
READY/
67
MPH
567
3,478
10,000
86%

XOSPHERE INTELLIGENCE PLATFORM[1]

The Xosphere Intelligence Platform is the centralized control hub for fleets to manage their Xos vehicles. Features include:

- Advanced vehicle telematics
- Energy and charging data and analytics
- Driver performance and safety scores
- Service and maintenance logs and alerts
- ESG impact metrics and sustainability reports


Dashboard
Good results!
318
290.4
302.1
3237

(1) *Certain features are currently in development and to be released in future iterations of the product.*

Confidential and Privileged, Property of Xos, Inc.
25

Continuous Innovation in Drivetrain Efficiency and Advanced Drive-Assistance Systems (ADAS)


Launching first ET-One Prototype
Battery V1
Establishing the X-Platform MD
Paracel Van on XPlatform
Loomis Van on XPlatform
XOS
2020
Establish X-BMS
Vehicle Controls Architecture
45
XOS
2021
Mobile Maintenance
Establishing the X-Platform HD
Chassis Cab on X-Platform
Over the Xosphere Update Module
Xos Power Electronics
XOS
2022
Xosphere Fleet Management Platform
L2 Autonomy And Autopark
Motor and Controller Development

Confidential and Privileged, Property of Xos, Inc. 26

Xos Flex Manufacturing 03 27 Conﬁde n tial and Privileged, P r operty of X os, Inc.

Flex Manufacturing Allows for Rapid Scale and Flexibility

$45MM

CAPEX PER FACILITY

80% CapEx reduction vs. traditional automotive manufacturing facilities.

1 YEAR

TIME TO DEVELOP

2-3 years faster to develop Xos Flex Facility vs. traditional greenfield facility.

150,000

SQUARE FEET

90% smaller footprint on all stages of the manufacturing process due to advanced factory management system and non-linear line design.


Flex Facility 1 located in Byrdstown, TN


BATTERY ASSEMBLY
VEHICLE ASSEMBLY

Confidential and Privileged, Property of Xos, Inc.
28

Battery Assembly






KEY STATISTICS

6 Stations

Xos module lines comprise six (6) discrete process steps before proceeding to internal QC. Each module line incorporates multiple automation stations for each step increasing machine OEE and improving overall resiliency during line maintenance.

Truck Manufacturing


7500
KG

KEY STATISTICS

5,000 Units/Year

Xos Flex facilities can be dedicated to key customers to mitigate supply chain risk and ensure on-time deliveries.

20 Stations

The Xos final assembly line utilizes 20 stations to assemble the complete chassis. The chassis complete end-of-line testing in Tennessee and are ready to be shipped to Morgan Olson's Loudon, Tennessee plant.

Confidential and Privileged, Property of Xos, Inc.
29

Manufacturing Partners

- MANUFACTURING ENGINEERING
- AUTOMATION ENGINEERING
- SUPPLY CHAIN
- QUALITY MANAGEMENT

XOS

- FACILITY
- STAFFING

MANUFACTURING PARTNERS

Metalsa
Quality as a way of life



- Leading global manufacturer of frame and chassis systems for commercial vehicles generating $2B in annual revenue
- Contract manufacturer of commercial vehicles in South America and flex assembler for Xos
- Facilities within US, Mexico, and South America

FITZGERALD USA



- Largest manufacturer of glider vehicles in the US market
- Produced over 5,000 trucks per year[1]
- Partner to Xos' first Flex Manufacturing facility

> *"Partnering with Xos was the clear choice for us given their differentiated product, advanced technical capabilities and EV market understanding."*
>
> RICARDO ALEMAN
> METALSA - CHIEF INNOVATION & TECHNOLOGY OFFICER

(1) Prior to EPA emissions regulations beginning in January 2018.

Confidential and Privileged, Property of Xos, Inc. 30

Strategic Growth and Positioning of Flex Facilities

Flex manufacturing facilities are strategically located in proximity to vehicle body upfitters and end-customers.



Parcel Body Upfit
(Danville)
Xos HQ
(Los Angeles)
Flex1
(Byrdstown)
Parcel Body Upfit
(Loudon)
Flex2
(Monterrey)

Xos currently assembles vehicles out of two flex facilities and plans to complete the build-out of seven (7) additional facilities to meet projected delivery targets through 2025.



Projected Deliveries
Flex Facilities
116
2,007
8,715
20,427
33,674
2
2
3
6
9
2021E
2022E
2023E
2024E
2025E

Confidential and Privileged, Property of Xos, Inc.
31

Financials & Transaction Overview 04 32 Conﬁde n tial and Privileged, P r operty of X os, Inc.

● Projected to exceed $1B of annualized revenue by Q4 2023 ● International vehicle sales projected to increase to 11.7% of revenue by 2025 ● Fleet - as - a - Service increases to 14.8% of revenue by 2025; recurring and fee - based revenue streams at strong margins ● Drives incremental recurring revenue through Xos’ services channel ● Heavy - duty trucks projected to become a signiﬁcant revenue source from 2023 2022 - 25 CAGR 167.9% 76% 147% 343% N/M 1,864% 3.9% 2.4% PRODUCTION VOLUME (BY VEHICLE TYPE) % TAM 1 0.0% 0.0% 0.2% 1.0% 2022 - 25 CAGR 154.8% Stepvan/Stripped Chassis Chassis Cab Tractor ● Projected to deliver approximately 65,000 cumulative vehicles through 2025 $271 $1,202 $2,970 $5,219 2025 I n t ernational 11.7% A f termar k et 14.8% 2,007 8,715 20,427 33,674 Volume/Revenue Forecast: Growing Product and Geographic Diversification Conﬁde n tial and Privileged, P r operty of X os, Inc. 33 REVENUE ($MM) % Growth N/M (1) Source: LMC Automotive. TAM reﬂects Xos assumed average selling price applied to medium - duty and 20% of heavy - duty commercial truck sales assumed to be used for last mile applications and excludes China. 17 116 $3 $14 2020 2021E 2022E 2023E 2024E 2025E 2020 2021E 2022E 2023E 2024E 2025E

FREE CASH FLOW ($MM) 2 P r ojec t ed Path t o P r oﬁ t ability GROSS PROFIT ($MM) EBITDA ($MM) 1 ● P r ojec t ed t o achie ve positi v e mo n thly Adj. EBIT D A b y 2023 ● Operational eﬃciencies will be realized as X os accele r a t es g r o wth in v ehicle deli v eries ● P r ojec t ed t o mai n t ain st r ong g r oss ma rgins th r ough the p r ojection period ● Higher margins in the services segment dri v e an inc r eme n t al ma r gin lift in the ou t er years ● P r ojec t ed t o achie ve positi v e mo n thly f r ee cash ﬂ o w b y Q1 2023 ● CapEx settles to 4.2% of revenue in 2025 % of R e v enue 11.4% 29.5% 28.6% 30.3% 30.5% 30.6% 20.8% 13.4% N/M 23.3% 5.1% NM N/M N/M 12.4% % of R e v enue N/M N/M % of R e v enue N/M $4 $78 $364 $905 $1,598 ($12) $161 $617 $1,216 ($13) $151 $648 Conﬁde n tial and Privileged, P r operty of X os, Inc. 34 (1) EBITDA = GAAP Operating Proﬁt + Stock - based Compensation + Depreciation & Amortization. Please reference Appendix for reconciliation of non - GAAP ﬁgures. (2) Free Cash Flow = Operating Cash Flow - CapEx. Please reference Appendix for reconciliation of non - GAAP ﬁgures. $0 2020 2021E 2022E 2023E 2024E 2025E ($40) ($33) 2020 2021E 2022E 2023E 2024E 2025E ($107) ($175) ($167) 2020 2021E 2022E 2023E 2024E 2025E

Use of Transaction Proceeds Conﬁde n tial and Privileged, P r operty of X os, Inc. 35 $515 Million Net Cash Proceeds Expec t ed Timing $140MM Build out of automated ﬂex battery assembly lines 2021 - 2024 GROWTH $140MM Build out of ﬂ e x v ehicle assembly lines 2021 - 2024 $40MM Scaling business development and corporate overhead 2021 - 2023 $35MM Additional growth investment and opportunities 2021 - 2023 EC H & NEERI NG $105MM Engineering and R&D for continued ﬂeet - as - a - service expansion 2021 - 2023 T ENG I $55MM Battery, Chassis and Cab tooling for product engineering 2021 - 2024

Summary Financial Forecast

Xos is projected to deliver on strong financial fundamentals with the Company generating over $5.2B of revenue in 2025 while turning a positive monthly Adjusted EBITDA by 2023 and Free Cash Flow by 2024.

US$ Millions	2020	2021E	2022E	2023E	2024E	2025E
Total Vehicles Delivered	17	116	2,007	8,715	20,427	33,674
Financials						
Revenue						
Vehicle Sales	$2.6	$13.5	$258.7	$1,094.3	$2,605.4	$4,450.3
Fleet-as-a-Service	0.1	0.4	12.8	107.4	364.6	768.2
Total Revenue	**$2.6**	**$13.8**	**$271.4**	**$1,201.6**	**$2,970.0**	**$5,218.5**
% Growth	*NM*	*580%*	*1864%*	*343%*	*147%*	*76%*
Gross Profit	**$0.3**	**$4.1**	**$77.7**	**$364.4**	**$905.2**	**$1,598.3**
% Gross Margin	*12%*	*29%*	*29%*	*30%*	*30%*	*31%*
EBITDA[2]	**($11.6)**	**($40.1)**	**($32.9)**	**$160.9**	**$617.4**	**$1,216.0**
% EBITDA Margin	*NM*	*NM*	*NM*	*13%*	*21%*	*23%*
Free Cash Flow[3]	**($12.7)**	**($107.3)**	**($175.5)**	**($166.8)**	**$151.2**	**$647.5**
% Free Cash Flow Margin	*NM*	*NM*	*NM*	*NM*	*5%*	*12%*

COMMENTARY

- Proceeds from SPAC Transaction projected to fund business to cash flow positive[1]
- Technology validated and production vehicles already delivered to customers
- 2021 and 2022 deliveries fully-contracted and deliverable with current manufacturing capacity
- Fleet-as-a-Service grows to 15% of total revenue by 2025
- EBITDA positive by early 2023 and 23% EBITDA margin by 2025
- Free Cash Flow positive by 2024

(1) *Contingent on the execution of additional capital strategy initiatives including meeting delivery projections and closing asset-backed lending facility.*
(2) *EBITDA = GAAP Operating Profit + Stock-based Compensation + Depreciation & Amortization. Please reference Appendix for reconciliation of non-GAAP figures.*
(3) *Free Cash Flow = Operating Cash Flow - CapEx. Please reference Appendix for reconciliation of non-GAAP figures.*

Confidential and Privileged, Property of Xos, Inc.

36

Detailed Transaction Overview

TRANSACTION FUNDING

- Minimum of at least $220 million across PIPE and cash remaining in trust account after satisfying redemption requirements.
- Executed PIPE subscription agreements for committed capital in the amount of $220 million including $20mm of secondary proceeds to Founders.
- Earnout of 10.0% of total pro forma shares outstanding to Existing Xos shareholders if stock crosses $14.00, $20.00 and $25.00 per share.

PRO FORMA OWNERSHIP @ $10.00 / SHARE

	Shares	%	$
NextGen Public Shareholders	37.5	19.1%	$375
NextGen Founder Shares	9.4	4.8%	94
PIPE Investor Shares	22.0	11.2%	220
Existing Xos Shareholders	**127.6**	**64.9%**	**1,276**
Total	**196.5**	**100.0%**	**$1,965**

Note: Amounts on this page assume there are no redemptions from the trust account.

ILLUSTRATIVE PRO FORMA VALUATION

Share Price at Closing	**$10.00**
Pro Forma Shares Outstanding (MM)	196.5
Equity Value	**$1,965**
Less: Net Cash	(515)
Enterprise Value	**$1,450**
2024E Revenue	2,970
EV / 2024E Revenue	0.5x

SOURCES & USES

Sources	$
NextGen Cash in Trust	$375
Committed PIPE	220
Stock Consideration to Existing Shareholders	1,276
Total Sources	**$1,871**

Uses	$
Cash to Balance Sheet	$515
Stock Consideration to Existing Shareholders	1,276
Cash Consideration to Xos Founders	20
Estimated Fees & Expenses	60
Total Uses	**$1,871**

Confidential and Privileged, Property of Xos, Inc.
37

UPS / Morgan Olson Van Body on X-Platform

XOS OPPORTUNITY

$100B[1] TAM for Commercial Vehicles
E-commerce growth and regulations driving a new mobility ecosystem.

Compelling ESG Opportunity with Strong Revenue Growth
Predicted to save 49 megatons of CO_2 through projected vehicle deliveries made by 2025.

Customer-Validated Vehicles on the Road
Commercial vehicles in use since 2018.

Foundational Customers & Partnerships
Premier contracted customers and aftermarket partners.

Industry-Leading Total Cost of Ownership
Vehicles are highly competitive against ICE equivalents and peers on an unsubsidized basis.

Highly Capable Management Team
Founder-driven management team with deep industry expertise and commitment to Xos mission.

NextGen Value Add
Operational and governance experience, industry expertise, and customer/partner relationships.

(1) *TAM reflects Xos assumed average selling price applied to medium-duty and 20% of heavy-duty commercial trucks assumed to be used for last mile applications and excludes China.*

Confidential and Privileged, Property of Xos, Inc.
38

Appendix 39 Conﬁde n tial and Privileged, P r operty of X os, Inc.

US$ Millions 2020E 2021E 2022E 2023E 2024E 2025E EBITDA GAAP Ope r ating P r oﬁt ($11.9) ($47.6) ($66.1) $84.3 $471.8 $995.7 S t oc k - based Compensation $0.0 $0.1 $0.3 $6.8 $30.0 $74.2 Depreciation & Amortization $0.3 $7.5 $32.8 $69.8 $115.5 $146.1 EBITDA ($11.6) ($40.1) ($32.9) $160.9 $617.4 $1,216.0 F r ee Cash Fl o w Cash Fl o w f r om Ope r ations ($12.3) ($40.3) ($63.4) $46.2 $381.8 $868.9 Capi t al Expenditu r e ($0.4) ($67.0) ($112.1) ($212.9) ($230.6) ($221.4) F r ee Cash Fl o w ($12.7) ($107.3) ($175.5) ($166.8) $151.2 $647.5 Reconciliation of Non - GAAP Financials 40 Conﬁde n tial and Privileged, P r operty of X os, Inc.

Conﬁde n tial and Privileged, P r operty of X os, Inc. 41 Illustrative Fully Diluted Share Count Sha r es in millions Illust r ati v e Sha r e Price $10.00 $12.50 $15.00 $17.50 $20.00 $22.50 $25.00 Existing X os Sha r es Existing X os E arnout Sha r e s 1 127.6 -- 127.6 -- 127.6 6.6 127.6 6.6 127.6 13.1 127.6 13.1 127.6 19.7 N e xtGen Public Sha r eholders 37.5 37.5 37.5 37.5 37.5 37.5 37.5 N e xtGen Public W ar r a n t s 2,3 -- 1.0 2.9 4.3 4.5 4.5 4.5 N e xtGen F ounder Sha r es 9.4 9.4 9.4 9.4 9.4 9.4 9.4 N e xtGen Pri v a t e Placeme n t W ar r a n t s 2,4 -- 0.5 1.5 2.2 2.3 2.3 2.3 PIPE I n v es t or Sha r es 22.0 22.0 22.0 22.0 22.0 22.0 22.0 F ully Dilu t ed Sha r e Cou n t 196.5 198.0 207.4 209.5 216.4 216.4 223.0 Note: Amounts on this page assume there are no redemptions from the trust account. (1) 10.0% of total pro forma shares outstanding at $10.00 share price to Existing Xos shareholders if stock crosses $14.00, $20.00 and $25.00 per share (2) Assumes t r easury s t ock method. (3) 12.5mm public warrants issued as part of NextGen IPO with strike price of $11.50 and a redemption price of $18.00. (4) 6.3mm private placement warrants issued as part of NextGen IPO with strike price of $11.50 and assuming a redemption price of $18.00.

The list below of risk factors has been prepared solely for purposes of the proposed private placement transaction (the “Private Placement”) as part of the proposed business combination of NextGen Acquisition Corporation (“NextGen”) and Xos, Inc. (the “Business Combination”), and solely for potential investors in the Private Placement, and not for any other purpose. All references to “Xos,” the “Company,” “we,” “us” or “our” refer to the business of Xos, Inc. and its consolidated subsidiaries. The risks presented below are certain of the general risks related to the business of the Company, the Private Placement and the Business Combination, and such list is not exhaustive. The list below is qualiﬁed in its entirety by disclosures contained in future documents ﬁled or furnished by the Company and NextGen, with the U.S. Securities and Exchange Commission (“SEC”), including the documents ﬁled or furnished in connection with the proposed transactions between the Company and NextGen. The risks presented in such ﬁlings will be consistent with those that would be required for a public company in its SEC ﬁlings, including with respect to the business and securities of the Company and NextGen and the proposed transactions between the Company and NextGen, and may diﬀer signiﬁcantly from and be more extensive than those presented below. Investing in securities (the “Securities”) to be issued in connection with the Business Combination involves a high degree of risk. You should carefully consider these risks and uncertainties, together with the information in the Company’s consolidated ﬁnancial statements and related notes, and should carry out your own due diligence and consult with your own ﬁnancial and legal advisors concerning the risks and suitability of an investment in the Private Placement, before making an investment decision. There are many risks that could aﬀect the business and results of operations of the Company, many of which are beyond its control. If any of these risks or uncertainties occurs, the Company’s business, ﬁnancial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely aﬀect the Company’s business, ﬁnancial condition and/or operating results. If any of these risks or uncertainties actually occurs, the value of the Company’s equity securities may decline, and any investor in the Oﬀering may lose all or part of its investment. Ris k s R ela t e d t o our Busines s an d our Industry ● Capital Requirements and Cost Fluctuations . We require signiﬁcant capital to develop and grow our business, including with respect to the design, development, marketing, distribution and sale of our goods and services. Increased costs associated with the operation of our business, the disruption of our supply chain or a shortage of materials (including, without limitation, a change in the price or availability of lithium - ion battery cells and their component parts) could harm our business. Our ﬁnancial results may be signiﬁcantly and negatively impacted from period to period due to the aforementioned ﬂuctuations in operating costs and other factors. ● Financial Condition and Potential Dilution . We are an early stage company with a history of losses. We could incur signiﬁcant expenses and continued losses for the foreseeable future. We have yet to achieve positive operating cash ﬂow and our ability to generate positive cash ﬂow is uncertain. We may encounter unforeseen expenses, diﬃculties, complications, delays and other unknown events which may result in our inability to achieve or maintain proﬁtability. In addition, our operational and ﬁnancial results forecasts rely in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, in whole or in part, our actual operational and ﬁnancial results may be materially diﬀerent from forecasted results. Our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends. ● Limited Operational History and Competitive Landscape . Our limited operating history makes evaluating our business and future prospects diﬃcult and may increase the risk of your investment. Our ability to develop and manufacture EVs and their component parts of suﬃcient quality and appeal to customers on schedule and on a large scale is still unproven and continues to evolve. Our limited operational history may hinder our ability to anticipate and timely adapt to increases or decreases in revenues or experiences signiﬁcant and unanticipated delays in the design, production and launch of our goods and services. Our business, prospects, ﬁnancial condition and operating results could experience signiﬁcant harm as a result. We also face a competitive market with respect to our goods and services and may therefore not be successful in competing within the industry. There may also be signiﬁcant developments in alternative technologies, such as advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine, which may materially and adversely aﬀect our business and prospects in ways we do not currently anticipate. ● Business Development and Partnerships . Certain of our strategic, development and deployment arrangements or expected arrangements could be terminated or may not materialize into contract partnership arrangements on a long - term basis or at all. We may also not be able to successfully engage target customers or convert early trial deployments with truck ﬂeets into meaningful orders or additional deployments in the future. If we fail to manage or develop our partnerships and customer growth eﬀectively, including failing to attract and integrate qualiﬁed personnel, we may not be able to design, develop, manufacture, market and launch our EVs and related products successfully. ● Suppliers. We rely on suppliers, some of which are limited source suppliers, for necessary components of our vehicles and outsourced partners for the manufacturing of our vehicles and component parts. A loss of any of these partners or defects in or failure of the products that they supply to us could negatively aﬀect our business. ● Insurance . We maintain certain levels of insurance; we may, however, face claims from time - to - time that could exceed our insurance coverage or not fall within our coverage. ● Forecasts . Our operating and ﬁnancial result forecasts rely in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our actual operating results may diﬀer materially. Ris k s R ela t e d t o th e Pri v a t e Placeme n t ● Capital Raise . There can be no assurance that NextGen will be able to raise suﬃcient capital in the Private Placement to consummate the Business Combination or for use by the combined company following the Business Combination (the “Combined Company”). ● Voting Power. The issuance of shares of the Combined Company’s securities in connection with the Private Placement will dilute substantially the voting power of Combined Company’s shareholders. RISK F A C T ORS 42 Conﬁde n tial and Privileged, P r operty of X os, Inc.

RISK FACTORS

<u>Risks Related to the Business Combination</u>

- *Transaction Costs.* Both NextGen and Xos will incur significant transaction costs in connection with the Business Combination.

- *Contingencies of Business Combination.* The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

- *Key Personnel.* The ability to successfully effect the Business Combination and the Combined Company's ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Xos, all of whom we expect to stay with the Combined Company following the Business Combination. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

- *Redemption.* There is no assurance that a shareholder's decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

- *Value of Securities.* If the Business Combination's benefits do not meet the expectations of investors or securities analysts, the market price of NextGen's securities or, following the consummation of the Business Combination, the value of the Combined Company's securities, may decline.

- *Stock Exchange Approval.* There can be no assurance that the Combined Company's securities will be approved for listing on the chosen stock exchange or that the Combined Company will be able to comply with the continued listing standards of such stock exchange.

- *Legal Proceedings.* Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

- *COVID-19.* The Business Combination or Combined Company may be materially adversely affected by the recent COVID-19 outbreak.

- *Compliance with Laws.* Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Xos' and the Combined Company's business, including NextGen's and Xos' ability to consummate the Business Combination, and results of operations.

Confidential and Privileged, Property of Xos, Inc. 43

44 Conﬁde n tial and Privileged, P r operty of X os, Inc.

45 Conﬁde n tial and Privileged, P r operty of X os, Inc.

Conﬁde n tial and Privileged, P r operty of X os, Inc. 46 No t e: Conceptual Images

47 No t e: Di r ectional Image Conﬁde n tial and Privileged, P r operty of X os, Inc.

48 No t e: Di r ectional Image Conﬁde n tial and Privileged, P r operty of X os, Inc.

Conﬁde n tial and Privileged, P r operty of X os, Inc. 49

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.